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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         HUDSON CHARTERED BANCORP, INC.

                            (Exact Name of Registrant
                          as Specified in its Charter)

                                    New York

                           (State of Incorporation or
                                  Organization)

                                    14-1668718

                          (IRS Employer Identification
                                     Number)


                             P.O. Box 310, Route 55
                          Lagrangeville, New York 12540

                     (Address of Principal Executive Offices)

               If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [ ]

               If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [ ]

         Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange
               Title of each class               on which each class
               to be so registered               is to be registered
               -------------------               -------------------

         Common Stock, par value $.80            American Stock Exchange
           per share


         Securities to be registered pursuant to Section 12(g) of the Act:


                                      NONE

                                (Title of Class)


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                                      - 2 -

         Item 1.  Description of Registrants' Securities to be
                  Registered

               This registration statement relates to the common stock, par value $.80 per share ("Common Stock") of the Registrant, which is to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and listed on the American Stock Exchange.


         Common Stock

               The Registrant is authorized to issue 20,000,000 shares of Common Stock, of which 4,679,067 shares were outstanding and 130,440 shares were held as treasury stock as of July 8, 1997. Holders of Common Stock are entitled to one vote per share on all matters and do not have cumulative voting rights in the election of directors. Holders of Common Stock do not have any preemptive rights for the purchase of additional shares of any class of stock of the Registrant, and are not subject to liability for further calls or assessments.

                The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, after distribution of all preferential amounts due to the holders of preferred stock. Currently, the principal sources of funds available for the payment of dividends on the Common Stock are dividends received from the Registrant's principal subsidiary, The First National Bank of Hudson Valley ("Bank"), and income received on the Registrant's investments. The payment of dividends by the Bank is subject to limitations imposed by applicable federal and state laws and regulations.

               In the event of liquidation, holders of the Common Stock will be entitled to receive, pro rata, all assets available for distribution after the payment of all obligations of the Registrant, including any debt obligations of the Registrant and the distribution of all preferential amounts due to the holders of preferred stock.

               The Board of Directors of the Registrant generally is authorized to issue authorized shares of Common Stock without the approval of stockholders, except as provided by applicable law or the rules of a national securities exchange.


         Preferred Stock

               The Registrant is authorized to issue five million shares of its preferred stock, par value $.01 per share ("Preferred Stock"), none of which were outstanding as of July 8, 1997. Under the Registrant's Certificate of Incorporation, the Board of Directors has the sole authority to divide the preferred stock into and cause the preferred stock to be issued in series


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                                      - 3 -

         and to fix the rights and preferences of any series so established. Variations between different series may be created by the Board of Directors with respect to such matters as voting rights, if any, the rate of dividends, the priority of payment thereof, and the right to cumulation thereof, if any, redemption terms and conditions, and the right of conversion, if any.


         Certain Antitakeover Provisions of the Registrant's Certificate of Incorporation and Bylaws

               The Certificate of Incorporation and Bylaws of the Registrant contain provisions that may have the effect of discouraging a change in control that is not supported by the Registrant's Board of Directors or of making such a transaction more difficult to accomplish, even if such a transaction is desired by a simple majority of the Registrant's stockholders. This section sets forth a brief discussion of the reasons for, and the operation and effects of, these provisions.

               Amendment of Certificate of Incorporation. Certain provisions of the Registrant's Certificate of Incorporation, including those related to antitakeover protections, the consideration of noneconomic factors by the Board of Directors, removal of directors and filling of director vacancies, may not be repealed or amended unless approved by the affirmative vote of holders of 80% of the outstanding voting stock thereof. In addition, except for stockholder approval to increase the number of authorized shares of Common Stock, the affirmative vote of not less than 66 2/3% of the outstanding voting stock of the Registrant is required to amend or repeal the provision regarding capital stock in the Certificate of Incorporation.

               Business Combinations/Other Corporate Acts. Generally, under New York law, for a plan of merger or consolidation, or a plan to sell, lease, exchange or otherwise dispose of all or substantially all of the assets of a corporation to be adopted by a corporation, such plan must receive the vote of two-thirds of all outstanding shares entitled to vote thereon. The Registrants's Certificate of Incorporation requires that any such proposal be approved by the holders of 80% of its outstanding shares, unless 80% of the Board of Directors recommends such plan to the stockholders, to approve such plan, in which case such plan requires only the vote specified by New York law.

               The increased stockholder vote required to approve such actions may have the effect of foreclosing mergers or dispositions of assets which two-thirds of stockholders deem desirable and may place the power to prevent such a transaction in the hands of a minority of stockholders.



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                                       - 4 -

               Classified Board. The Board of Directors of the Registrant is divided into three classes, with each class being as nearly equal in number as possible. Each director holds office for a term of three years following his or her election. In the event of an increase or decrease in the number of directors of the Registrant, the New York Business Corporation Law provides that each director then serving as such shall continue as a director of the class in which he is a member until the expiration of his current term and newly-created or eliminated directorships so created shall be apportioned among the three classes so as to maintain such classes as nearly equal in number as possible.

               A classified Board of Directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Board. Because the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of the Board, whereas a majority of a non-classified board may be replaced in one year.

               The Registrant's management believes that the staggered election of directors helps to promote the continuity of management because approximately one-third of the Board is subject to election each year. Staggered terms help to assure that in the ordinary course of business approximately two-thirds of the directors, or more, at any one time have at least one year's experience as directors, and moderate the pace of changes in the Board by extending the minimum time required to elect a majority of directors from one to two years.

               Removal of Directors. The Registrants's Certificate of Incorporation requires the vote of 80% of the outstanding voting stock to remove directors for cause and provides that stockholders do not have the right to remove directors without cause.

               Consideration of Noneconomic Factors. The Registrant's Certificate of Incorporation provides that, in considering whether to oppose a tender offer, other exchange offer, merger, consolidation, or sale, lease or exchange of assets, the Board of Directors may consider any pertinent issues including, but not limited to: (i) whether the offer price is acceptable, based on historical and present operating results and financial condition of the corporation; (ii) whether a more favorable price could be obtained for the corporation's securities or assets, whichever the case may be, in the future; (iii) the impact of such transaction on employees, depositors and customers of the corporation and its subsidiaries; (iv) the reputation and business practices of the offeror or merger partner and its management and affiliates as they would effect the employees, depositors and customers of the corporation and


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                                       - 5 -

         its subsidiaries and the future value of the corporation's stock; (v) the value of any securities offered in exchange for the corporation's securities, based on an analysis of the worth of the corporation as compared to the entity whose securities are being offered; and (vi) any antitrust or other legal or regulatory issues raised by the offer. If the Board of Directors of the Registrant determines that an offer or proposal should not be recommended to the stockholders, it would be permitted to take any lawful action to accomplish its purpose of opposing or not recommending such offer or proposal, including, but not limited to, advising stockholders not to accept the offer; soliciting proxies against the transaction or proposal; initiating, in good faith, litigation against the offer or merger or consolidation partner; filing complaints with governmental and regulatory authorities; issuing authorized but unissued securities or treasury stock of the Registrant or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from other entities or individuals, or obtaining a more favorable entity to merge into or consolidate with the Registrant.

               Fair Price Provision. The Registrant's Certificate of Incorporation provides that the affirmative vote of not less than 80% of the outstanding shares of all voting stock and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by stockholders other than a Controlling Party, as defined below, is required for the approval of any merger, consolidation, sale, exchange or lease of all or substantially all of the assets of the corporation if such transaction involves any stockholder owning or controlling, either directly or indirectly, twenty percent or more of the corporation's voting stock ("Controlling Party"); however, these voting requirements are not applicable in such transactions in which:
         (a) the cash or fair market value of the consideration to be received by holders of the Registrant's Common Stock in such transaction is not less than the highest per share price (with appropriate adjustments for recapitalizations, stock splits, stock dividends and distributions) paid by the Controlling Party in the acquisition of any of its holdings of the Registrant's Common Stock in the three years preceding the announcement of a proposed transaction or (b) the transaction is approved by at least sixty percent of the entire Board of Directors.

               The increased stockholder vote required to approve certain transactions with a Controlling Party which do not fulfill the fair price or board approval provisions may have the effect of foreclosing such transactions which a simple majority of the stockholders deems desirable and may place the power to prevent such a merger or combination in the hands of a minority of stockholders.



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               Stockholder Nominations. The Registrant's Bylaws provide that nominations by stockholders of individuals for election to the Board of Directors shall be made by delivering written notice to the Secretary of the corporation not less than 20 days before the meeting at which directors will be elected. Such notice must set forth certain background information about the persons to be nominated. The presiding officer of the stockholders' meeting may disregard any nomination not made in accordance with these procedures and may instruct the vote tellers to disregard all votes cast for such nominee.


         Item 2.  Exhibits

               Pursuant to Instruction II of the instructions as to exhibits, the following documents of the Registrant are filed with the copy of the registration statement filed with the American Stock Exchange, but are not filed with, or incorporated by reference in, copies of the registration statement filed with the Securities and Exchange
         Commission:

               1.  Annual Report on Form 10-K for the year
                   ended December 31, 1996.

               2. Quarterly Report on Form 10-Q for the three months ended March 31, 1997.

               3.  Proxy Statement dated April 2, 1997 for the
                   Annual Meeting of Stockholders held May 1, 1997.

               4. Copies of the Articles of Incorporation and Bylaws.

               5.  Specimen stock certificate for Common Stock.

               6. Annual Report to Stockholders for the year ended December 31, 1996.


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                                   SIGNATURES

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         Dated:  July 24, 1997.



         HUDSON CHARTERED BANCORP, INC.



         By /s/ Paul A. Maisch
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            Paul A. Maisch
            Chief Financial Officer